Exhibit 99.1

Corporate Communications

CNH Industrial to announce 2014 Third Quarter results on October 30

Basildon, October 21, 2014

CNH Industrial (NYSE: CNHI / MI: CNHI) announced today that its results for the third quarter of 2014 will be made public on Thursday, October 30.

Details for accessing the live audio webcast presentation of the Q3 2014 results are available at the following address: http://www.media-server.com/m/p/tvgrt83t. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.cnhindustrial.com) until November 13, 2014.

The 2014 corporate calendar is available on the corporate website for further consultation.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

CNH Industrial N.V. Corporate Office: Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom